LIDO INTERNATIONAL, CORP.

COL. SENSUNAPAN I, PJE. 4 #23,

SONSONATE EL SALVADOR, SV-106010100

LIDOCORP@GMAIL.COM

January 31, 2013

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Folake Ayoola, Ms. Sonia Barros, Mr. Jorge Bonilla and Mr. Daniel Gordon

Re: Lido International, Corp.

Registration Statement on Form S-1,

Filed on January 3, 2013

Filing No. 333-185857

Dear Ms. Folake Ayoola, Ms. Sonia Barros, Mr. Jorge Bonilla and Mr. Daniel Gordon:

Further to your letter dated January 30, 2013, concerning the deficiencies in Registration Statement on Form S-1 filed on January 3, 2013, we provide the following responses:

General:

1. SEC Comment: Since you appear to qualify as an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

- Describe how and when the company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the Jobs Act:

- If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 102(b) (1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:  In response to this comment the company discloses on the prospectus cover page that we are an emerging growth company and revised the prospectus to as required. Please refer to page 6 of the document:

AS AN “EMERGING GROWTH COMPANY” UNDER THE JOBS ACT, WE ARE PERMITTED TO RELY ON EXEMPTIONS FROM CERTAIN DISCLOSURE REQUIREMENTS.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

-  disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period and the election is irrevocable. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.”

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2. SEC Comment: Please supplementary provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementary provide us with any research reports about you that are published or distributed  in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a)of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: We do not have any written materials or research reports about us that were published or distributed.

3. SEC Comment: Please tell us whether you plan to file the subscription agreement as an exhibit to this registration statement before effectiveness.

Response: In response to this comment we have filed our subscription agreement and included such agreement in the exhibit index.

4. SEC Comment: We note your disclosure on page 8 that you have “currently identified only one potential customer”. (emphasis added). Please tell us the status of this relationship.

Response: In response to this comment the company revised its disclosure on page 8 to clarify the status of the relationship with AgroServico Dos Banderas:

“As of February 1, 2013 the thorough review of the harvesting methods, packaging and storing of the champignon mushrooms used by AgroServico Dos Banderas was done and the revenue of $1,200 was recognized pursuant to the consulting agreement, signed on December 10, 2012.”

5. SEC Comment: We note your reference to a Consulting agreement with AgroServico Dos Banderas on page 16 and your reference to a Service agreement with the same company on page 19. Please reconcile your disclosure throughout the prospectus if you are referring to the same document.

Response: In response to the comment we reconciled our disclosure throughout the prospectus as required.

Prospectus Cover Page

6. SEC Comment: Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and expand such disclosure in your prospectus to describe these rules.

Response: In response to this comment we revised the prospectus as requested:

“Our shares of common stock are subject to the “penny stock” rules of the Securities and Exchange Commission. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.”

Risk Factors, page 5

7. SEC Comment: Please revise your disclosure to provide, if true, the risks related to your management’s lack of experience in running a public company.

Response: In response to this comment the company added a risk factor discussing the management’s lack of experience in running a public company to the prospectus:

“OUR MANAGEMENT HAS NO EXPERIENCE IN RUNNING A PUBLIC COMPANY.

Our sole director, Ms. Maria De Los Angeles Morales Ramon, never operated as a public company.  She has no experience in complying with the various rules and regulations, which are required of a public company.  As a result, we may not be able to operate successfully as a public company, even if our operations are successful.  We plan to comply with all of the various rules and regulations, which are required of a public company.  However, if we cannot operate successfully as a public company, your investment may be adversely affected.  Our inability to operate as a public company could be the basis of your losing your entire investment in us.”

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Use of Proceeds, page 12

8. SEC Comment: Please revise to include a footnote describing the miscellaneous expenses.

Response:  In response to this comment the company revised to include a footnote describing the miscellaneous expenses:

Gross proceeds	30,000	$60,000	$90,000	$120,000
Offering expenses	$8,000	$8,000	$8,000	$8,000
Net proceeds	$22,000	$52,000	$82,000	$112,000
Establishing an office	$3,000	$5,000	$8,000	$12,000
Website development	$3,000	$5,000	$8,000	$10,000
Salary to a specialist	$-	$10,000	$20,000	$30,000
Marketing and advertising	$6,000	$10,000	$20,000	$30,000
SEC reporting and compliance	$10,000	$10,000	$10,000	$10,000
Miscellaneous expenses*	$-	$12,000	$16,000	$20,000

*general administrative expenses, business development, support materials

Director, Executive Officers, Promoter and Control Persons, page 27

9. SEC Comment: Please revise your disclosure to describe, with specificity, Ms. Ramon’s principal employment during the last five years, naming all corporations or organizations she has worked for and each position she has held, including the nature of the responsibility undertaken by her in those positions. Refer to Item 401(e) of Regulation S-K.

Response:  In response to this comment the company revised the disclosure to describe, with specificity, Ms. Ramon’s principal employment during the last five years:

Since April, 2006 Ms. Morales Ramon has worked as Farm Supervisor for “El Guachipilin Agro”. El Guachipilin Agro is a mushroom growing business in Guatemala and has a unique ability to grow, dry and store its own grown champignon mushrooms. In her role as a Farm Supervisor Ms. Morales Ramon reports directly to company Sr. Manager and assists in all aspects of farm production. Her job duties include forecast, plan and implementation of mushroom production with the focus on achieving high standards for farm safety, productivity, and yield and insurance of the sufficient manpower to meet production goals.

10. SEC Comment:  Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Ramon should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Response:  In response to this comment the company revised the disclosure as required:

Please direct any further comments or questions you may have to company at lidocorp@gmail.com.

Thank you.

Sincerely,

/S/ Maria Morales Ramon

Maria Morales Ramon, President

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